Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Sprott Physical Silver Trust (the “Trust”)
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, Ontario M5J 2J1

ITEM 2	Date of Material Change

July 11, 2012 and July 12, 2012.

ITEM 3	News Release

News releases disclosing the material change were issued on July 11, 2012 and July 12, 2012 through the facilities of Marketwire and CNW Group.

ITEM 4	Summary of Material Change

On July 11, 2012, the Trust announced that it had launched a follow-on offering (the “Offering”) of transferable, redeemable units of the Trust (the “Units”).

On July 12, 2012, the Trust announced that it had priced its Offering of 18,100,000 Units at U.S.$11.05 per Unit. As part of the Offering, the Trust granted to the underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 2,715,000 Units.

The Offering of 18,100,000 Units was completed on July 17, 2012, raising gross proceeds of U.S.$200,005,000. In the event that the underwriters exercise their Over-Allotment Option in full, the gross proceeds from the Offering will be U.S.$230,005,750.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols “PSLV” and “PHS.U”, respectively.

ITEM 5	Full Description of Material Change

See the news releases issued on July 11, 2012 and July 12, 2012, copies of which are attached as Schedule “A” to this material change report.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Steven Rostowsky
Chief Financial Officer
Sprott Asset Management LP
Telephone number: (416) 943- 4369

ITEM 9	Date of Report

This material change report is dated as of the 18th day of July, 2012.

Schedule “A”

Sprott Physical Silver Trust Announces
Follow-on Offering of Trust Units

Toronto, Ontario, Canada — July 11, 2012 — Sprott Physical Silver Trust (the “Trust”) (NYSE: PSLV / TSX: PHS.U), a trust created to invest and hold substantially all of its assets in physical silver bullion and managed by Sprott Asset Management LP, announced today that it has launched a follow-on offering (the “Offering”) of transferable, redeemable units of the Trust (“Units”).

The Trust will use the net proceeds of the Offering to acquire physical silver bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described in the prospectus related to the Offering.  Under the trust agreement governing the Trust, the net proceeds of the Offering per Unit must be not less than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the Offering.

The Units are listed on NYSE Arca and the Toronto Stock Exchange under the symbols “PSLV” and “PHS.U”, respectively. The Offering will be made simultaneously in the United States and Canada by underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

Copies of the U.S. prospectus related to the Offering may be obtained by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.  The Offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact:

Investor Contact Information:
Sprott Physical Silver Trust
(416) 203-2310 or Toll Free: 1 (877) 403-2310

Email: invest@sprott.com

Sprott Physical Silver Trust Prices

Follow-on Offering of Trust Units

In An Aggregate Amount of US$200,005,000

Toronto, Ontario, Canada — July 12, 2012 — Sprott Physical Silver Trust (the “Trust”) (NYSE: PSLV / TSX: PHS.U), a trust created to invest and hold substantially all of its assets in physical silver bullion and managed by Sprott Asset Management LP, announced today that it has priced its follow-on offering of 18,100,000 transferable, redeemable units of the Trust (“Units”) at a price of US$11.05 per Unit (the “Offering”). As part of the Offering, the Trust has granted the underwriters an over-allotment option to purchase up to 2,715,000 additional Units. The gross proceeds from the Offering will be US$200,005,000 (US$230,005,750 if the underwriters exercise in full the over-allotment option).

The Trust will use the net proceeds of the Offering to acquire physical silver bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described in the prospectus related to the Offering.  Under the trust agreement governing the Trust, the net proceeds of the Offering per Unit must be not less than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the Offering.

The Units are listed on NYSE Arca and the Toronto Stock Exchange under the symbols “PSLV” and “PHS.U”, respectively. The Offering will be made simultaneously in the United States and Canada by underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

Copies of the U.S. prospectus related to the Offering may be obtained by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. LLC 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.  The Offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact:

Investor Contact Information:

Sprott Physical Silver Trust

(416) 203-2310 or Toll Free: 1 (877) 403-2310

Email: invest@sprott.com